UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

51508J108

(CUSIP Number)

Verde Investments, Inc.

100 Crescent Court, Suite 1100

Dallas, Texas 75201

(602) 778-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 51508J108

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,093,207
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,093,207
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,093,207
12.	Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.212%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D with respect to Landmark Infrastructure Partners LP (the “Issuer”) filed by Verde Investments, Inc., an Arizona corporation (“Verde”), on May 19, 2021 (the “Original Schedule 13D”, and together with this Amendment No. 1, the “Schedule 13D”).

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Verde acquired the common units for investment purposes and for the purposes described below.

Verde and its respective representatives have engaged and/or intend to engage, from time to time, in discussions with the Issuer’s management and/or the Board, including any special or other committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, status of projects and strategic and other transactions (including transactions involving Verde and/or its affiliates and/or other stockholders of the Issuer), and have engaged and/or intend to, from time to time, engage in discussions with other current or prospective holders of common units and/or other equity, debt, notes, instruments or other securities of the Issuer or its affiliates (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer, including in connection with an acquisition or other strategic transaction involving Verde and/or its affiliates and/or other stockholders or creditors of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. These discussions have encompassed, and/or Verde expects will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including the sale or take-private of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets or a business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries (and, in any of the foregoing cases, potentially involving Verde and/or its affiliates and/or other stockholders or creditors of the Issuer), and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing. Verde has considered, and may and intends to seek to discuss with the Issuer’s management and or its advisors, the potential acquisition of a material business unit of the Issuer. Verde may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements with the Issuer and/or others. Verde intends to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. Verde may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

Verde intends to review its investment in the Issuer on an ongoing basis. Depending on various factors, including the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to Verde, conditions in the securities, loan or bond markets, factors relating to COVID-19 and other potential pandemics, general economic or industry conditions and/or any changes in law or regulations, Verde may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, including taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by it, in the public market, in privately negotiated transactions or otherwise, including through entering into derivatives transactions and other agreements or instruments that increase or decrease Verde’s economic exposure with respect to its investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging its interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries or their assets and Verde and/or its affiliates and/or other stockholders or creditors of the Issuer, including transactions involving a take-private transaction of the Issuer or acquisition by the Issuer or its subsidiaries of all or a portion of the securities or assets of a portfolio company of Verde and/or its affiliates, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If Verde were to acquire additional Securities, Verde’s ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)

Verde may be deemed to beneficially own, in the aggregate, 2,093,207 common units, representing approximately 8.212% of the Issuer’s outstanding common units (based upon the 25,488,992 common units stated to be outstanding as of April 29, 2021 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2021).

(b)

Verde has sole voting power and sole dispositive power with regard to 2,093,207 common units. Mr. Garcia may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) such common units. Mr. Garcia disclaims beneficial ownership of such Shares for all other purposes.

The responses of Verde to rows (7) through (11) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)

The following table sets forth all transactions with respect to common units effected during the past sixty (60) days by Verde, as of 4:30 pm EST on June 23, 2021. All such transactions were purchases of common units effected in the open market, and the table includes commissions paid in per share prices.

Transaction Date	Price Per Share	Number of Shares
05/11/2021	$11.83	600
05/12/2021	$11.83	9,967
05/13/2021	$11.72	6,700
05/14/2021	$11.92	7,800
05/17/2021	$12.82	1,061,281
05/18/2021	$12.87	373,538
05/19/2021	$12.97	174,722
05/27/2021	$13.00	14,700
05/28/2021	$13.00	200
06/02/2021	$13.05	6,600
06/03/2021	$13.06	6,820
06/04/2021	$13.06	400
06/07/2021	$13.06	5,404
06/08/2021	$13.06	800

(d)

Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: June 24, 2021

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President